SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 18, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                  Form 20-F X                   Form 40-F
                           ---                            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes                        No X
                        ---                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes                        No X
                        ---                       ---

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                     Yes                        No X
                        ---                       ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated July 18, 2003, announcing that Koito Manufacturing has cut product development time with Product Lifecycle Management Solutions from IBM and the Company.

[IBM logo] [Dassault Systemes logo]


         Koito Manufacturing Cuts Product Development Time with Product Lifecycle Management Solutions from IBM and Dassault Systemes

    Automotive lighting equipment leader uses solutions to create revolutionary product development methodology - reduces development cycles substantially

Tokyo, Japan and Paris, France - July 18, 2003 -
IBM and Dassault Systemes (Nasdaq: DASTY,
Euronext Paris: #13065, DSY.PA) today                   [Picture of car
announced that Koito Manufacturing has deployed          headlights omitted]
a ground-breaking product development
methodology for automotive lighting equipment development using IBM PLM Solutions with software from Dassault Systemes.

Koito's powerful PLM platform is made up of IBM and Dassault Systemes' CATIA(R) V5 for collaborative virtual product development and SMARTEAM(R) for product data management, along with Dassault Systemes' DELMIA(TM) for digital manufacturing and processes simulation. These fully integrated applications are the foundation of Koito's innovative methodology, enabling the company to shorten its development cycle times and improve quality through automated shape design change updates, design error reduction, and assembly simulation and validation.

Koito has been a pioneer in the development of automotive lighting equipment using PLM technology from IBM and Dassault Systemes since 1985. Koito has oriented its competitive business strategy toward collaborative product development with the goal of increasing process efficiency and product quality for complex projects. The PLM platform provides a collaborative work environment for development teams and partners that increases development efficiency and product quality, spanning the entire development lifecycle from concept and design to manufacturing.

"The business environment for automotive suppliers such as Koito is becoming more challenging due to global competition, shorter time-to-market for vehicle manufacturers, and continued calls for cost reduction," said Shuichi Goto, executive senior managing director of Koito Manufacturing. "In order to maintain and enhance our positioning as a global leader, we needed to transform our business processes. We had to become more agile and flexible to meet and exceed our customers' demands. PLM technology from IBM and Dassault Systemes is helping us achieve our goal of becoming the innovative technology pioneer in the automotive lighting industry."

"Koito's successful implementation of our Solutions is an ideal showcase of the benefits of Dassault Systemes' integrated PLM offer," said Etienne Droit, executive vice president of Sales and Marketing, Dassault Systemes. "Koito uses CATIA V5 and its Knowledge technology to reuse valuable corporate data, SMARTEAM to manage and share engineering data, and DELMIA to define, simulate and validate how the products are built - incorporating manufacturing processes and resources. Since all three solutions are linked through a central Product, Process, Resource (PPR) hub, development teams and partners can collaborate in real time, which is key to maintaining a competitive advantage as the globalization trend continues."
                                      ###

Koito Manufacturing Co Ltd.
Koito Manufacturing Co Ltd., established in 1936, is a manufacturer of lighting equipment and electrical goods. Operations are carried out through the following divisions: automobile lighting equipment (headlamps, car lamps, all-glass sealed beam lamp units, rear lamps, indicators, high mount stop lamps and halogen bulbs); other lighting equipment and electrical equipment (road traffic signals, traffic control systems, sanitary equipment and control systems for rail transport); other (aircraft lights, hydrodynamic machinery, environmental control systems, air conditioning equipment, various electric applications equipment, various special equipment, transportation, finance & insurance). Information about Koito Manufacturing Co Ltd. is available at http://www.koito.co.jp

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Koito manufacturing Press    IBM Press Contact:       Dassault Systemes Press      Dassault Systemes Investor
Contact:                     Jennifer Feller          Contacts:                    Contacts:
General Affairs Department    + 33 141 88 6189        Anthony Marechal             Emma Rutherford, Harriet
TEL: +81 3 3443 7113         jennyfeller@fr.ibm.com   +33 1 55 49 84 21            Keen
FAX* +81 3 3447 1520                                  anthony_marechal@ds-fr.com   Financial Dynamics
                                                                                   +44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DASSAULT SYSTEMES S.A.


         Date: July 18, 2003               By:    /s/ Thibault de Tersant
                                              ----------------------------------
                                           Name:   Thibault de Tersant
                                           Title:  Executive Vice President,
                                                   Finance and Administration